Exhibit 99.2

Sun Life Financial declares quarterly dividends on Common and Preferred Shares payable in Q3 2016

TORONTO, Aug. 10, 2016 /CNW/ - The Board of Directors of Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced a quarterly dividend of $0.405 per common share, payable September 30, 2016, to shareholders of record at the close of business on August 31, 2016. This is the same amount as paid in the previous quarter.

The Board also announced that the following quarterly dividends on its Class A Non-Cumulative Preferred Shares are payable on September 30, 2016, to shareholders of record at the close of business on August 31, 2016:

Series 1 Series 2 Series 3 Series 4 Series 5 Series 8R Series 9QR Series 10R Series 12R	$0.296875 per share $0.30 per share $0.278125 per share $0.278125 per share $0.28125 per share $0.142188 per share $0.122814 per share $0.24375 per share $0.26563 per share

Common shares acquired under the Canadian Dividend Reinvestment and Share Purchase Plan (the "Plan") will be purchased by the Plan agent on the open market through the facilities of the Toronto Stock Exchange and though the facilities of other Canadian stock exchanges and alternative Canadian trading platforms.

Sun Life Financial Inc. has designated the dividends referred to above as eligible dividends for the purposes of the Income Tax Act (Canada).

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2016, the Sun Life Financial group of companies had total assets under management of $865 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

SOURCE Sun Life Financial Inc.

%CIK: 0001097362

For further information:

Media Relations Contact:
Gannon Loftus
Manager, Media & PR
Corporate Communications
T. 416-979-6345
gannon.loftus@sunlife.com

Investor Relations Contact:
Greg Dilworth
Vice-President
Investor Relations
T. 416-979-6230
investor.relations@sunlife.com

CO: Sun Life Financial Inc.

CNW 17:12e 10-AUG-16